April 14, 2010

By EDGAR Transmission

Jeffrey Riedler, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Weikang Bio-Technology Group Company, Inc.
Registration Statement on Form S-1
Filed March 25, 2010
File No. 333-165684

     We hereby submit the responses of Weikang Bio-Technology Group Company, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 1, 2010, providing the Staff’s comments with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

     For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

General

1.	Your financial statements are now stale. Please amend your filing to update the discussion and financial statements to reflect your most recently completed fiscal year.

Company Response: We have revised the Registration Statement with updated information.

In addition, we acknowledge and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	the Staff comments or changes to disclosures in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

     If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact our securities counsel, Adam Guttmann at (415) 955-8900 ext. 112.

Sincerely, Weikang Bio-Technology Group Company, Inc. By: /s/ Yin Wang Yin Wang Chief Executive Officer